Exhibit 8.1

TOWER ONE WIRELESS CORP.
LIST OF SIGNIFICANT SUBSIDIARIES

		Proportion
	Country or State	of Voting
Subsidiaries	of Incorporation	Interest

Tower Two SAS	Argentina	100%

Tower Three SAS	Columbia	100%

Tower 3 SA	Argentina	100%

Innervision SAS	Columbia	90%

Evolution Technology SA	Argentina	65%

Tower Construction & Technical Services, Inc.	Florida	70%

Commercializador Mexmaken S.A de C.V.	Mexico	75%